UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09228

Cover-All Technologies Inc.1

(Exact name of registrant as specified in its charter)

412 Mt. Kemble Avenue

Suite 110C

Morristown, New Jersey 07960

(973) 461-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

1 On June 26, 2015, Cover-All Technologies Inc., a Delaware corporation (“Cover-All”) completed its merger with Majesco, a California corporation (“Majesco”), as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated December 14, 2014, as amended on February 18, 2015, by and between Cover-All and Majesco. Cover-All merged with and into Majesco, pursuant to the Merger Agreement, with the Company’s separate corporate existence ceasing and Majesco continuing as the surviving entity (the “Merger”). Pursuant to the Merger Agreement, each share of Cover-All common stock, par value $0.01 per share, (“Cover-All common stock”), issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares) automatically cancelled and converted into the right to receive 0.21641 shares of common stock of Majesco , par value $0.002 per share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Cover-All, which was merged into Majesco, under the Exchange Act, and does not affect the reporting obligations Majesco, which is the successor to Cover-All under the Exchange Act.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Majesco, as successor to Cover-All Technologies Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 14, 2015

MAJESCO

By:	/s/ Ketan Mehta
Name: Ketan Mehta Title: President and Chief Executive Officer